Exhibit 12.1

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the six months ended June 30, 2016
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1)	$262,854

Add:
Interest on indebtedness (excluding capitalized interest)	104,537
Amortization of debt premiums, discounts and capitalized expenses	6,934
Amortization of capitalized interest	2,432
Portion of rents representative of the interest factor	3,690
380,447

Distributed income from equity investees	54,029

Pretax earnings from continuing operations, as adjusted	$434,476

Fixed charges -
Interest on indebtedness (excluding capitalized interest)	$104,537
Capitalized interest	3,762
Amortization of debt premiums, discounts and capitalized expenses	6,934
Portion of rents representative of the interest factor	3,690

Fixed charges	$118,923

Ratio of earnings to fixed charges	3.7

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $136.0 million.